UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March 2026
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Explanatory Note

Second Supplemental Agreement to the Syndicated Credit Facility Agreement

On March 4, 2026, Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today announced execution of an amendment (“Amendment”) to the syndicated credit facility agreement (“Loan Facility”) with Mega International Commercial Bank Co., Ltd. (“Mega”), as the mandated lead arranger, and the other lenders (collectively, the “Lenders”). The Loan Facility was entered into by and between Gogoro Network, Taiwan Branch ("Borrower"), a branch office of Gogoro Network, which is a wholly owned subsidiary of Gogoro and Gogoro in its capacity as guarantor, and the Lenders on September 28, 2022, for a 5-year term loan in an amount of NT$10,700,000,000 (~US$345 million); the outstanding principal amount as of December 31, 2025, was NT$8,334 million (~US$265 million).

To provide more flexibility for the Company’s operations and reduce uncertainties relating to the Loan Facility, the Amendment removed and relaxed certain undertakings and financial covenants provided by the Borrower under the Loan Facility and modified the Borrower’s obligations to provide financial and other information to the Lenders, among others. Upon execution of the Amendment, Mr. Yin Chung Yao, a director of the Company, provided the undertaking (as previously announced by the Company on September 16, 2025) to the Lenders pursuant to which Mr. Yin committed to procuring equity investments in the Company with an aggregate investment amount of NT$2,500 million by December 31, 2026, and the Company provided a separate undertaking to confirm that no less than NT$1,500 million of such equity investment amount will be injected into the Borrower.

Incorporation by Reference

Exhibit 10.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-264619 and 333-281734), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS INDEX

Exhibit Number	Exhibit Title

10.1	Second Supplemental Agreement to the Syndicated Credit Facility Agreement, dated March 6, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: March 6, 2026	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer